UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

899051

DIVISION OF
CORPORATION FINANCE

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/24/2004

March 24, 2004

[redacted]

04025284

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: The Allstate Corporation
Incoming letters dated January 16, 2004, January 23, 2004, January 31, 2004, February 7, 2004 and February 14, 2004

Dear Mr. Chevedden:

This is in response to your letters dated January 16, 2004, January 23, 2004, January 31, 2004, February 7, 2004 and February 14, 2004 concerning the shareholder proposal submitted to Allstate by Emil Rossi. On January 28, 2004, we issued our response expressing our informal view that Allstate could exclude the proposal from its proxy materials for its upcoming annual meeting.

Although we received one of your letters before we issued our response, we inadvertently failed to reference that letter in our response. We received four of your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Katherine A. Smith
Assistant Counsel
The Allstate Corporation
2775 Sanders Road, A-2
Northbrook, IL 60062

PROCESSED
APR 26 2004
THOMSON
FINANCIAL

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

January 16, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allstate Corporation (ALL)
Preliminary Response to No Action Request Delivered on January 14, 2003
Additional Response to Follow
Emil Rossi

Ladies and Gentlemen:

The bundled company December 22, 2003 no action request and December 18, 2003 letter was not received until January 14, 2004. The company has the unusual protocol of holding a letter for 4-days and then sending the letter to the shareholder party in a package with a no action request which was delivered more than 3-weeks late.

The company has apparently given low priority to this no action request by not taking notice until January 13, 2004 that its 2-part package was not delivered to the shareholder party.

Furthermore in forwarding the 3-week-old package the company attempted to blame the shareholder party. The attached January 13, 2004 company letter repeated the unsupported conjecture "the packages might have been refused." When the company was informed of the unsupported conjecture on "refused" the company expressed no inclination to investigate this conjecture.

There will be a detailed response to this company no action request which appears to have low priority with the company. It is respectfully requested that a Response letter not be issued until there is adequate time for the Office of Chief Counsel to review the upcoming shareholder response.

Sincerely,

John Chevedden

cc:
Emil Rossi
Edward Liddy

Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance

January 13, 2004

VIA FEDERAL EXPRESS

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: The Allstate Corporation – Rossi Shareholder Proposal on Rights Plan

Dear Mr. Chevedden:

I sent you the enclosed letters on December 18, 2003 and December 22, 2003. Airborne Express informed us that they were unable to deliver these packages and/or that the packages might have been refused. Airborne Express unfortunately did not bring this to my attention until today. They tried to reach you twice on each package, but were unable to reach you by phone and their messages were not returned.

Mr. Rossi's packages dated December 18, 2003 and December 22, 2003 were delivered on December 19, 2003 and December 23, 2003, respectively. Hopefully he communicated their arrival to you prior to today.

I am attaching the letters herewith and am re-sending these to you today via Federal Express.

My apologies for the delay in getting these to you.

A copy of this correspondence will be provided to the SEC in accordance with Staff Legal Bulletin No. 14, dated July 13, 2001.

Very truly yours,

Katherine A. Smith

Cc: E. Rossi
M. McCabe
U.S. Securities and Exchange Commission, Division of Corporation Finance

Allstate Insurance Company
2775 Sanders Road, A2 Northbrook, IL 60062-6127 **T** 847.402.2343 **F** 847.326.9722 **E** ksmith1@allstate.com

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal of No Action Request
Allstate Corporation (ALL)
Poison Pill Proposal
Emil Rossi

Ladies and Gentlemen:

In response to the company no action request, the numbers preceding the brackets below correspond approximately to the pages of the company letter. Please also see the attachments for:

Separate Ballot Item
Not Substantially (Extensively) Implemented

2] The company fails to note that proposals submitted to AutoNation, Citigroup and Bank of America did not have the second-sentence foundational element of this proposal.
"Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election."

3] **The shareholder proposal states:**
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The company policy states:
The Board shall obtain shareholder approval prior to adopting any shareholder rights plan; provided, however, that the Board may act on its own to adopt a shareholder rights plan if, under the then current circumstances, in the reasonable business judgement of the independent directors, the fiduciary duties of the Board would require it to adopt a rights plan without prior shareholder approval. The retention of any rights plan so adopted by the Board will be submitted to a vote of shareholders as a separate ballot item at the next subsequent annual

meeting of Allstate shareholders and, if not approved, such rights plan will expire within one year after such meeting.

The company policy seems to address a proposal which would read:
This poison pill shareholder vote proposal is intended to give the Board a one-year grace-period on its application. This one-year grace-period allows the board to have a poison pill in force for one-year regardless of when a shareholder vote is scheduled. This shareholder vote can bypass any special meeting of shareholders. This entire foundational policy may be repealed or revised without prior public notice and without any subsequent shareholder vote within any foreseeable period.

The company inscrutably claims implementation of the second element of the proposal through this dubious process:
That the existing "independent directors evaluation," now on a 3-year cycle, implements the second sentence of the proposal, "Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to a shareholder vote as a separate ballot item at the earliest subsequent shareholder election." In other words the paradox of an explicit shareholder vote as a separate ballot item purportedly being implemented by a triennial director review.

4, 5, 6] Please see the attachment on sources.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Emil Rossi
Edward Liddy

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

January 16, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allstate Corporation (ALL)
Preliminary Response to No Action Request Delivered on January 14, 2003
Additional Response to Follow
Emil Rossi

Ladies and Gentlemen:

The bundled company December 22, 2003 no action request and December 18, 2003 letter was not received until January 14, 2004. The company has the unusual protocol of holding a letter for 4-days and then sending the letter to the shareholder party in a package with a no action request which was delivered more than 3-weeks late.

The company has apparently given low priority to this no action request by not taking notice until January 13, 2004 that its 2-part package was not delivered to the shareholder party.

Furthermore in forwarding the 3-week-old package the company attempted to blame the shareholder party. The attached January 13, 2004 company letter repeated the unsupported conjecture "the packages might have been refused." When the company was informed of the unsupported conjecture on "refused" the company expressed no inclination to investigate this conjecture.

There will be a detailed response to this company no action request which appears to have low priority with the company. It is respectfully requested that a Response letter not be issued until there is adequate time for the Office of Chief Counsel to review the upcoming shareholder response.

Sincerely,

John Chevedden

cc:
Emil Rossi
Edward Liddy

Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance

January 13, 2004

VIA FEDERAL EXPRESS

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: The Allstate Corporation – Rossi Shareholder Proposal on Rights Plan

Dear Mr. Chevedden:

I sent you the enclosed letters on December 18, 2003 and December 22, 2003. Airborne Express informed us that they were unable to deliver these packages and/or that the packages might have been refused. Airborne Express unfortunately did not bring this to my attention until today. They tried to reach you twice on each package, but were unable to reach you by phone and their messages were not returned.

Mr. Rossi's packages dated December 18, 2003 and December 22, 2003 were delivered on December 19, 2003 and December 23, 2003, respectively. Hopefully he communicated their arrival to you prior to today.

I am attaching the letters herewith and am re-sending these to you today via Federal Express.

My apologies for the delay in getting these to you.

A copy of this correspondence will be provided to the SEC in accordance with Staff Legal Bulletin No. 14, dated July 13, 2001.

Very truly yours,

Katherine A. Smith

Cc: E. Rossi
M. McCabe
U.S. Securities and Exchange Commission, Division of Corporation Finance

Allstate Insurance Company
2775 Sanders Road, A2 Northbrook, IL 60062-6127 T 847.402.2343 F 847.326.9722 E ksmith1@allstate.com

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented
Separate Ballot Item Issue

Ladies and Gentlemen:

Separate Ballot Item

The company has made no claim that its policy calls for a vote as a separate ballot item. The company has cited no precedent where a called-for vote was determined substantially implemented by a policy allowing a vote as only a small part of a larger bundle of provisions.

The 2003 company policy can also make a vote nearly meaningless by bundling the vote on the poison pill with 5 other items as an all-or-nothing vote proposition. And one of the 5 other items could be a big-ticket item.

There is no point-by-point company analysis particularly focused on the separate ballot item provision.

Sincerely,

John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented

Ladies and Gentlemen:

The company has not made any analogous claim that a Board of Directors, which permits ratification of auditors, has abdicated its responsibility for the selection of auditors.

Element – An Essential Component

The following is additional material which applies to a poison pill proposal for a two-element single-concept policy calling for:
1) A shareholder vote policy regarding a poison pill
Plus
2) A shareholder vote if the foundational policy is repealed after adoption.

This letter addressees the substantially implemented issue.

The two-element policy calls for a vote at each of two points. There is no substantial implementation if the company sets up a condition:
1) Where the company has complete control
2) And the company can avoid a vote at both element-one and element -two

SEC Release No. 34-20091 (attached) said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The proposal does not seem to be substantially implemented if the foundational policy of the proposal can be repealed at will or at whim by the board without a corresponding non-binding vote.

The second element of the proposal is arguably of greater importance because without it the first element of the proposal could be moot.

The company is in the inscrutable position of claiming that adopting the first half of the two-element policy compares favorably with adopting the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:
i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:
A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

In Texaco Inc., 2001 SEC No-Act. LEXIS 136 (Jan. 30, 2001) a shareholder proposal, which urged this company's board of directors to adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

The company argued that the proposal had been substantially implemented because the company already had endorsed the Sullivan Principles. The proponent noted that the Sullivan Principles did not cover all of the subjects addressed by the International Labor Organization's Principles nor were the Sullivan Principles co-extensive with them.

In PPG Industries, Inc., 2001 SEC No-Act. LEXIS 124 (Jan. 22, 2001) the company was required to include a proposal asking the board to adopt the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal. The company argued that it had substantially implemented the proposal because it had adopted various policies, such as its EEO and Global Code of Ethics policies, or was subject to certain laws, including the National Labor Relations Act and the ILO's Convention 105 regarding forced labor which had been ratified by the U.S., relating to concerns raised in the proposal. The proponent countered by pointing out precisely how the measures cited by the company fell short of substantial implementation. The proponent also argued that the heart of the proposal was to create a single document that explicitly and in one place committed the company to the enumerated principles.

A vote is consistent with fiduciary duty

A vote gives the board greater incentive to meet its fiduciary duty

The second part of this poison pill proposal emphasizes the importance of shareholder opportunity to vote. This is reinforced by company response statements to shareholder proposals which repeatedly state that companies carefully evaluate precatory shareholder votes.

For instance The Boeing Company 2003 response statement to the poison pill shareholder proposal specifically noted the 50% vote the proposal topic received at the company 2003 annual meeting and added, "... the Board of Directors and its Governance and Nominating Committee have carefully considered and evaluated the proposal, after being briefed on the proposals' historical, policy, economic and legal implications." The Boeing Company seems to have arranged a special briefing for the Board as a result of the shareholder vote.

It appears from The Boeing Company 2003 response statement that the non-binding shareholder vote gave the board added incentive to consider its position on the proposal topic. Giving the board added incentive to consider the merits of a key governance topic gives the board greater incentive to meet its fiduciary duty to shareholders under state law.

The two-element policy calls for a vote at each of the two points. If the company sets up a condition where it can avoid a vote at, particularly at the foundational element then there is no substantial (extensive) implementation.

The board can take a false sense of security in knowing it can remove the policy at any time without any shareholder vote at any time. This false sense of security can impact shareholder value. It can also lead to management complacency and to the board marginally meeting fiduciary duty or less.

The company has not provided a precedent where a proposal which called for a shareholder vote under two circumstances was substantially implemented by a policy that enabled the company to avoid both such votes.

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response. Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution *now* that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The enclosed Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:

SO FAR, WE'VE TRACKED *62 majority votes on poison pill proposals submitted in* 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
These clauses effectively render the policies meaningless.

The following are precedents where substantially implement was not concurred with.

Alaska Air Group, Inc. (March 31, 2003)
A shareholder proposal, which recommends that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted under rule 14a-8(i)(10).

AMR Corp. (April 4, 2003)
A shareholder proposal, which requests that this company annually submit to a shareholder vote any poison pill adopted since the company's previous annual meeting and/or currently in place, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

3M Co. (Jan. 28, 2003)
A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

Sabre Holdings Corp. (March 20, 2003)
A shareholder proposal, which requests that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

UST Inc. (Dec. 26, 2003)
A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

The proposal here goes beyond each of the above proposals in calling for a precatory vote if the board repeals the foundational pill policy itself.

Fiduciary Out

A non-binding vote on the second part of this two-element proposal regarding the removal of the proposal once adopted is consistent with a fiduciary out.

Not all proposals with a fiduciary out are substantially identical

A non-binding vote on repealing a policy is consistent with a fiduciary out

Not all poison pill proposals with a fiduciary out are substantially identical. Both a two-point policy and a one-point policy can have a fiduciary out. The fiduciary out of the two-point policy does not force it to be substantially implemented by a one-point policy.

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden

The Dow Chemical Company
Midland, Michigan 48674

CERTIFIED RESOLUTION

Adoption of Stockholder Rights Policy

RESOLVED, upon the recommendation of the Committee on Directors and Governance that the Board of Directors adopt the following Stockholder Rights Policy for the Company:

The Board of Directors shall obtain stockholder approval prior to adopting any stockholder rights plan; *provided, however*, that the Board may act on its own to adopt a stockholder rights plan if, under the then current circumstances, the Board in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Dow's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated for stockholder approval. Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders. The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow stockholders.

Certification

I, Thomas E. Moran, Assistant Secretary of The Dow Chemical Company (the "Company"), do hereby certify that the foregoing is a full, true and correct copy of a resolution adopted at a meeting of the Board of Directors of the Company, held at the offices of the Company in Midland, Michigan, on the 13th day of February, 2003, at which meeting a quorum of the Board of Directors was present, and that, as of the date below, such resolution has not been revoked, annulled or modified in any manner whatsoever, and is in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of the Company this 13th day of February, 2003.

Thomas E. Moran, Assistant Secretary

D. *Rule 14a-8(b)(2)—Identification of Proponent*

The Commission is adopting Rule 14a-8(b)(2) as proposed. Under the rule, the Commission will no longer provide the name and address of a proponent who is not identified in the proxy statement. Such information will have to be obtained from the issuer.

In response to a request made by a number of commentators, the Commission wishes to make it clear that an issuer is not required under the rule to include the name and address of the proponent in its proxy materials, but may do so at its sole discretion. Where the issuer chooses to exclude such information, it is required only to indicate that it wll provide such information on request.

E. *Substantive Grounds for Omission of Security Holder Proposals*

1. *Rule 14a-8(c)(1) [17 CFR 240.14a-8(c)(1)]—Not a Proper Subject for Action by Security Holders Under State Law*

While no change was proposed to Rule 14a-8(c)(1), a number of commentators argued that the Note to paragraph (c)(1) should be deleted, since the Note elevated form over substance in considering whether a proposal would be a proper subject for action by security holders applicable state law. The Note was first added to Rule 14a-8 in 1976[6] to explain the staff's interpretive approach in considering the application of paragraph (c)(1). The interpretation was based on the experience of the staff that generally under state corporation law a request for the board of directors to consider certain actions was deemed proper for shareholder action as it did not infringe upon the directors' statutory authority to manage the corporation.

To reiterate what the Commission said in 1976.

"[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders."[7]

The Commission believes, on the basis of opinions submitted to it by issuers and proponents, that this view continues to reflect general state corporate law. The Note, however, has been revised to make it clear that whether the nature of the proposal, mandatory or precatory, affects its includability is solely a matter of state law, and to dispel any mistaken impression that the Commission's application of paragraph (c)(1) is based on the form of the proposal.

2. *Rule 14a-8(c)(3) [17 CFR 240.14a-8(c)(3)]—Proposals that Are Contrary to the Commission's Proxy Rules, Including Rule 14a-9*

Although the Commission did not propose any changes to Rule 14a-8(c)(3), the Proposing Release discussed certain staff practices in administering this provision. The Commission indicated that it believed it appropriate for the staff to give proponents the opportunity to amend portions of proposals or supporting statements which might be violative of Rule 14a-9 at the time they were submitted, since issuers are accorded the same opportunities with respect to their soliciting materials. While some commentators were critical of the latitude given to proponents to make such modifications, the Commission has determined not to change its administration of paragraph (c)(3).

3. *Rule 14a-8(c)(4) [17 CFR 240.14a-8(c)(4)]—Personal Claim or Grievance*

The proposed change to Rule 14a-8(c)(4) was intended to clarify the scope of the exclusionary paragraph and to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally. Some commentators expressed concern that, as proposed, the "personal interest" grounds for exclusion could be applied to exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested. This is not the Commission's intent. In order to allay such concerns and clarify the intended scope of revised paragraph (c)(4), the Commission has incorporated such commentators' suggested revision. As so revised the rule now refers to a "proposal . . . designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."

4. *Rule 14a-8(c)(5) [17 CFR 240.14a-8(c)(5)]—Not Significantly Related to the Issuer's Business*

The Commission is adopting Rule 14a-8(c)(5) as proposed. Paragraph (c)(5) relates to proposals concerning the functioning of the economic business of an issuer and not to such matters as shareholders' rights, e.g., cumulative voting.

5. *Rule 14a-8(c)(7) [17 CFR 240.14a-8(c)(7)]—Ordinary Business*

The Commission did not propose any change to existing Rule 14a-8(c)(7), but did propose a significant change in the staff's interpretation of that rule. In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

6. *Rule 14a-8(c)(10) [17 CFR 240.14a-8(c)(10)]—Moot*

As with Rule 14a-8(c)(7), the Commission did not propose to change Rule 14a-8(c)(10), but did propose a change in the staff interpretation of the provision. In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those [...] posal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer". While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretative change.

The Commission also requested comment on the adoption of a new interpretation of Rule 14a-8(c)(10) which would have permitted the omission of precatory proposals where the board of directors has considered the request in good faith and determined not to act. The Commission has determined that because of the administrative difficulties in administering the "good faith" test, it will not undertake the proposed interpretation at this time.

7. *Rule 14a-8(c)(12) [17 CFR 240.14a-8(c)(12)]—Repeat Proposals*

Existing Rule 14a-8(c)(12) permits the exclusion of a proposal if substantially the same proposal has been included in the issuer's proxy statement in prior years and the proposal failed to obtain a specified percentage of the votes cast. The Commission proposed a change which would permit the exclusion of proposals dealing with substantially the same subject matter as proposals submitted in prior years, but which failed to receive the requisite percentage of votes.

The commentators supporting the proposed amendment felt that it was an appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Commentators who opposed the change argued that the revision was too broad and that it could be used to exclude proposals that had only a vague relation to an earlier proposal. Many of those commentators suggested that such a broad change was not necessary if the staff changed its interpretation of the existing provision.

The Commission has determined to adopt the proposed change to Rule 14a-8(c)(12). The Commission believes that this change is necessary to signal a clean break from the

[6] Release 34-12999. (Nov. 22, 1976) [41 FR

[7] *Id.* at p.16.

January 23, 2004
Poison Pill proposal attachment:
Further information on sources and precedents

With sentences of contrived company objections added to no support or thin support for many such objections, companies may be considered subject to this statement from Martin Dunn, currently Deputy Director, Division of Corporation Finance, Securities & Exchange Commission:

DUNN: If I can interject one thing. I would say the one thing we see that we are spending more of our time on is what we always call the "(i)(3)" stuff regarding false and misleading information. **We're spending more of our time parsing through sentences that companies are displeased with or think violate the proxy rules.** I don't know what we can do to reverse the trend of companies not properly presenting their arguments. We tried to be clear about the process in the Staff Legal Bulletin. But I have definitely seen that we are spending more and more of our time dealing with sub-issues instead of broader issues. And if there are any ideas that anybody has as to how to make that less of the focus, I would love to hear them.

Source:
"Shareholder Proposals: What to Expect in the 2002 Proxy Season"
Teleconference Transcript - Tuesday, November 27, 2001
http://www.realcorporatelawyer.com/misc/teletran.html

Panel:
* **Martin Dunn**, Associate Director (Legal), Division of Corporation Finance, Securities & Exchange Commission
* **Pat McGurn**, Director of Corporate Programs, Institutional Shareholder Services
* **Nell Minow**, Editor, The Corporate Library
* **John Wilcox**, Vice Chairman, Georgeson Shareholder
* **Beth Young**, Corporate governance consultant, former Shareholder Initiatives Coordinator, AFL-CIO

The Council of Institutional Investors www.cii.org formally recommends adoption of this [poison pill] proposal topic and also proposals which are supported by a majority of votes cast.
Source: Council of Institutional Investors Corporate Governance Policies updated September 4, 2003

Contrary to some company claims, there is no proposal text that Council of Institutional Investors recommendations are focused on one particular company. Companies produced no evidence that this proposal topic has been submitted to only one company. Companies have not claimed that stating a Council policy applies to *all* companies would be incorrect.

This topic also won an overall 60% yes-vote at 79 companies in 2003.
Source: IRRC Corporate Governance Bulletin, June – Sept. 2003

Pills Entrench Current Management
The following proposal text is virtually an exact quote from "Take on the Street," page 215, by Arthur Levitt, SEC Chairman, 1993-2001:

"They [poison pills] entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful vote in corporate affairs."

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: Moringstar.com, Aug. 15, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: The Motley Fool, June 13, 1997

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Source: The Wall Street Journal, April 28, 1999.

Recent Precedents

Proposal text concerning the 60% vote, The Motley Fool, Morningstar.com, Mr. Dunphy and www.cii.org was found to be includable with modification in UGI Corporation (December 18, 2003).

Proposal text concerning *The Wall Street Journal* article, Feb. 24, 2003 was found to be includable with modification in Monsanto Company (November 26, 2003).

The Response letter in The ServiceMaster Company (Jan. 13, 2004) stated:
"• provide a citation to a specific source for the statement '6% of stock is held by insiders';"

Website Address

Companies often fail to explain how objections meet the SLB 14 standard:
Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

FirstEnergy (March 10, 2003) and FirstEnergy (March 17, 2003) both did not concur with the FirstEnergy request to exclude www.cii.org.

Some companies cite obsolete pre-SLB 14 website precedents such as Emerging Germany Fund Inc. (Dec. 22, 1998).

The hidden premise of company opposition to respected corporate governance websites, such as the Council of Institutional Investors, is that shareholders have non-existent or rudimentary internet capabilities. Furthermore search tools such as "Command: Find" are yet to be invented.

Disingenuous company position

Some companies are in the disingenuous position of arguing against URLs purportedly because URLs can direct shareholders to more information and then claiming shareholders must have more information "to conduct an independent review."

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling the earliest shareholder vote and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	62%
2003	60%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 60% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic. I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~override~~ ignore our shareholder vote if our Directors seriously believes they have a good reason. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

[illegible]

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

January 31, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to No Action Request
Allstate Corporation (ALL)
Poison Pill Proposal
Emil Rossi

Ladies and Gentlemen:

This is in further support of the January 23, 2004 letter.

The shareholder proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The company policy states:
The Board shall obtain shareholder approval prior to adopting any shareholder rights plan; provided, however, that the Board may act on its own to adopt a shareholder rights plan if, under the then current circumstances, in the reasonable business judgement of the independent directors, the fiduciary duties of the Board would require it to adopt a rights plan without prior shareholder approval. The retention of any rights plan so adopted by the Board will be submitted to a vote of shareholders as a separate ballot item at the next subsequent annual meeting of Allstate shareholders and, if not approved, such rights plan will expire within one year after such meeting.

The following provisions are not implemented in the company policy:
1. A vote is not needed to adopt a pill ("due to timing concerns").
2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.
3. No vote whatsoever is needed for a pill with a 364-day term ("within one year of adoption").
4. No vote is required *ever* to repeal the entire policy.
5. Since no vote is required to repeal the entire policy then the second "shareholder vote as a separate ballot item" is not implemented.

6. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

An annotated version of the compay policy could read:
Although this policy is in response to a request for the earliest vote we built in a delay of one-year. This one year delay in a vote will apply even though there may be a regular or special shareholder meeting held before one year. This one year delay in a vote will apply even if we have to schedule a special meeting for this one purpose. In fact this one-year delay is so impractical that it could serve as a good reason for shareholders to support a repeal of the entire policy.

This one-year grace-period allows the board to have a poison pill in force for one-year regardless of when a regular or special shareholder meeting is scheduled. This shareholder vote can bypass any special meeting of shareholders. This entire foundational policy may be repealed or revised without prior public notice and without any subsequent shareholder vote within any foreseeable period. This policy, which is the key part of our no action request, can be repealed as soon as we receive a no action Response from the Office of Chief Counsel.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc:
Emil Rossi
Edward Liddy

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 31, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
<u>Not</u> Substantially (Extensively) Implemented

Ladies and Gentlemen:

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response the instant that the company received the staff Response.

Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution *now* that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

The company has not made any analogous claim that a Board of Directors, which permits ratification of auditors, has abdicated its responsibility for the selection of auditors.

Element – An Essential Component

The following is additional material which applies to a poison pill proposal for a two-element single-concept policy calling for:
1) A shareholder vote policy regarding a poison pill
Plus
2) A shareholder vote if the foundational policy is repealed after adoption.

The ability to have a vote on repealing the foundational policy is critical to the underlying policy having any meaning.
This letter addressees the substantially implemented issue.

The two-element policy calls for a vote at each of two points. There is no substantial implementation if the company sets up a condition:
1) Where the company has complete control
2) And the company can avoid a vote at both element-one and element -two

In many proposals 6-elements are missing such as:
The following provisions are thus not implemented in the company policy:
1. A vote is not needed to adopt a pill ("unless the Board ...").
2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.
3. No vote whatsoever is needed for a pill with a 364-day term ("within one year").
a. If the pill "expires" after 364-days a new pill can be adopted.
b. This expire-and-adopt-again cycle can be repeated year after year.
4. No shareholder vote *ever* applies to repealing the entire policy.
5. Since no vote is required to repeal the entire policy then the second "as a separate ballot item" is not implemented.
6. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

SEC Release No. 34-20091 said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The proposal does not seem to be substantially implemented if the foundational policy of the proposal can be repealed at will or at whim by the board without a corresponding non-binding vote.

The second element of the proposal is arguably of greater importance because without it the first element of the proposal could be moot.

The company is in the inscrutable position of claiming that adopting the first half of the two-element policy compares favorably with adopting the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:

A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:
SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.
3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
These clauses effectively render the policies meaningless.

The following is a recent precedent where substantially implement was not concurred with.
Continental Airlines, Inc. (January 28, 2004)
"The Proposal requests that the board submit any adoption, maintenance or extension of a poison pill to a shareholder vote and further requests that once adopted, any material change or discontinuing of this proposal be submitted to a shareholder vote at the earliest possible shareholder ballot.
"We are unable to concur in your view that Continental may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Continental may omit the proposal from its proxy material in reliance on rule 14a-8(i)(10)."

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

February 7, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to No Action Request
Allstate Corporation (ALL)
Poison Pill Proposal

Ladies and Gentlemen:

This is in further support of the January 23, 2004 and January 31, 2004 rebuttal letters.

Non-Functional Company Policy due to Lack of Transparency
The company claims that a shareholder proposal which calls for the transparency of a vote can be substantially implemented by a policy that has no transparency:
1. No announcement of policy adoption.
2. No announcement if policy repealed.

The shareholder proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The company policy states:
The Board shall obtain shareholder approval prior to adopting any shareholder rights plan; provided, however, that the Board may act on its own to adopt a shareholder rights plan if, under the then current circumstances, in the reasonable business judgement of the independent directors, the fiduciary duties of the Board would require it to adopt a rights plan without prior shareholder approval. The retention of any rights plan so adopted by the Board will be submitted to a vote of shareholders as a separate ballot item at the next subsequent annual meeting of Allstate shareholders and, if not approved, such rights plan will expire within one year after such meeting.

The following provisions are not implemented in the company policy:
1. A vote is not needed to adopt a pill ("due to timing concerns").
2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.

3. No vote is required *ever* to repeal the entire policy.
4. Since no vote is required to repeal the entire policy then the second "shareholder vote as a separate ballot item" is not implemented.
5. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc:
Emil Rossi
Edward Liddy

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 — 310-371-7872

6 Copies
7th copy for date-stamp return

February 14, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to No Action Request
Allstate Corporation (ALL)
Poison Pill Proposal

Ladies and Gentlemen:

This is in further support of the January 23, 2004, January 31, 2004 and February 7, 2004 rebuttal letters.

The shareholder proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The company policy states:
The Board shall obtain shareholder approval prior to adopting any shareholder rights plan; provided, however, that the Board may act on its own to adopt a shareholder rights plan if, under the then current circumstances, in the reasonable business judgement of the independent directors, the fiduciary duties of the Board would require it to adopt a rights plan without prior shareholder approval. The retention of any rights plan so adopted by the Board will be submitted to a vote of shareholders as a separate ballot item at the next subsequent annual meeting of Allstate shareholders and, if not approved, such rights plan will expire within one year after such meeting.

Company policy for an artificial one-year time-out vote exclusion is not part of the shareholder proposal
The company inscrutably claims that a policy that mandates an artificial time-out period to exclude a shareholder vote purportedly implements a policy calling for a shareholder vote on an issue where time is of the essence. The Richard, Layton & Finger January 30, 2004 Opinion on poison pills states that "time is of the essence."

There is no logical reason for a pill to have a one-year time-out or delay on a vote when the board can adopt a pill at any time during the year.

A non-sustaining policy cannot implement a sustaining shareholder proposal
The company "Board Policy" completely fails to address a sustaining part of the proposal: "Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election." Without this key part the shareholder proposal is subject to manipulation at the expense of shareholders because the "Board Policy" can be removed secretly at any time and removed without a shareholder vote at any time. Any time the board feels uncomfortable without a poison pill, the Board can simply repeal the "Board Policy" without notice.

The company gives no precedent for a continuing and sustaining proposal to be replaced by a non-sustaining policy that can be secretly repealed.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc:
Emil Rossi
Edward Liddy